Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 6 May 2015, at 29,avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time)

1.       Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2014, and on the annual accounts as at 31 December 2014, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended December 31, 2014, and on the Company’s annual accounts as at 31 December 2014, and the independent auditors’ reports on such consolidated financial statements and annual accounts.

2.       Approval of the Company’s consolidated financial statements as of and for the year ended 31 December 2014.

The Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31 December 2014.

3.       Approval of the Company’s annual accounts as at 31 December 2014.

The Meeting resolved to approve the Company’s annual accounts as at 31 December 2014.

4.       Allocation of results and approval of dividend payment for the year ended 31 December 2014.

The Meeting resolved (i) to approve a dividend for the year ended 31 December 2014, in the aggregate amount of US$0.45 per share (or US$0.90 per ADR), which represents an aggregate sum of approximately US$531 million, and which includes the interim dividend of US$0.15 per share (or US$0.30 per ADR) paid in November 2014, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on 20 May 2015, in the amount of US$0.30 per share (or US$0.60 per ADR), pursuant to this resolution out of the Company’s retained earnings reserve; and (iv) that the loss of the year ended 31 December 2014, be absorbed by the Company’s retained earnings account.

5.       Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31 December 2014.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended 31 December 2014, from any liability in connection with the management of the Company’s affairs during such year.

6.       Election of the members of the Board of Directors.

The Meeting resolved to (i) maintain the number of members of the Board of Directors at ten; and (ii) re-appoint all of the current members of the Board of Directors to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2015 annual accounts.

7.       Authorization of the compensation of members of the Board of Directors.

The Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2015; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the chairman of such Audit Committee receive, further, an additional fee of US$10,000.  In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

8.       Appointment of the independent auditors for the fiscal year ending 31 December 2015, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending 31 December 2015, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2015 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending 31 December 2015, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$22,081,034, BR$ 541,779, € 1,486,237, MX$ 4,051,377 and US$ 574,547, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

9.       Authorization to the Company, or any subsidiary, to from time to time purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Meeting resolved to (i) renew the authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares, including shares represented by ADRs (“Securities”), on the terms and conditions set forth in the minutes of the Annual General Meeting; (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

10.           Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations